Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes	$46,075	$406,687	$872,925	$430,958	$737,217
Fixed charges, as shown below	292,958	285,784	289,123	240,177	61,573
Equity in income of investees	(33,133)	(27,048)	(24,663)	(21,428)	(15,707)
Noncontrolling Interest	1,386	397	—	(11,845)	(27,425)
Adjusted Earnings	$307,286	$665,820	$1,137,385	$637,862	$755,658

Fixed charges:
Interest on indebtedness, expensed or capitalized	$262,915	$258,096	$263,891	$218,425	$43,290
Interest within rent expense	30,043	27,688	25,232	21,752	18,283
Total Fixed Charges	$292,958	$285,784	$289,123	$240,177	$61,573

Ratio of Earnings to Fixed Charges	1.05	2.33	3.93	2.66	12.27